Act: 1934
Section: 12(H)(3)
Rule:
Public
Availability: 3/16/2006

March 16, 2006



Response of the Office of Chief Counsel
Division of Corporation Finance


RECD S.E.C.
MAR 2 0 2006
1086

Re: PacifiCare Health Systems, Inc.
Incoming letter dated March 16, 2006

Based on the facts presented, the Division will not object if PacifiCare stops filing periodic reports under the Securities Exchange Act of 1934, including its annual report on Form 10-K for the fiscal year ended December 31, 2005. In reaching this position, we note that PacifiCare has filed post-effective amendments removing from registration unsold securities under all effective registration statements on Form S-3 and Form S-8. We assume that, consistent with the representations made in your letter, PacifiCare will file certifications on Form 15 making appropriate claims under Exchange Act Rules 12g-4 and 12h-3 on or before the due date of its Form 10-K for the fiscal year ended December 31, 2005.

This position is based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. Further, this response expresses the Division's position on enforcement action only and does not express any legal conclusion on the question presented.

Sincerely,

Heather L. Maples

Heather L. Maples
Special Counsel



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 16, 2006

Mail Stop 3010

Jonathan B. Abram
Dorsey & Whitney LLP
50 South Sixth Street
Minneapolis, Minnesota 55402-1498

Re: PacifiCare Health Systems Inc.

Dear Mr. Abram:

In regard to your letter of March 16, 2006, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

David Lynn
Chief Counsel

DORSEY
DORSEY & WHITNEY LLP

JONATHAN B. ABRAM
(612) 343-7962

Securities Exchange Act of 1934, Rule 12h-3
Securities Exchange Act of 1934, Section 13(a) and Section 15(d)

March 16, 2006

VIA EMAIL AND FACSIMILE

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549
Email: cfletters@sec.gov

Re: UnitedHealth Group Incorporated (Commission File No. 001-10864);
PacifiCare Health Systems, Inc. (Commission File No. 001-31700)

Ladies and Gentlemen:

We are writing on behalf of UnitedHealth Group Incorporated, a Minnesota corporation ("UHG"), to request that the staff of the Office of Chief Counsel, Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "SEC") confirm that it will not recommend enforcement action to the SEC if, under the circumstances described below, PacifiCare Health Systems, LLC, a Delaware limited liability company ("PacifiCare LLC"), files a certificate on Form 15 ("Form 15") on behalf of PacifiCare Health Systems, Inc., a Delaware corporation ("PacifiCare"), to suspend PacifiCare's reporting obligations under Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to Rule 12h-3 thereunder ("Rule 12h-3"), including the suspension of PacifiCare's duty to file its Annual Report on Form 10-K for the year ending December 31, 2005.

I. Background

UHG, Point Acquisition LLC, a Delaware limited liability company and a direct wholly-owned subsidiary of UHG ("Point Acquisition"), and PacifiCare entered into an Agreement and Plan of Merger, dated as of July 6, 2005 (the "Merger Agreement"), which provides, among other things, that PacifiCare would merge with and into Point Acquisition (the "Merger"). The Merger was completed and effective on December 20, 2005. As a result of the Merger, the separate corporate existence of PacifiCare ceased and Point Acquisition survived as a wholly-owned subsidiary of UHG with the name PacifiCare Health Systems LLC, and it succeeded, and assumed all the rights and obligations of, PacifiCare.

Prior to the Merger, each share of PacifiCare common stock outstanding carried with it the related right (each, a "Preferred Share Purchase Right" and collectively, the "Preferred

Share Purchase Rights") to purchase 1/100th of a share of PacifiCare's Series A Junior Participating Preferred Stock at a price of $180 per 1/100th of a preferred share. The Preferred Share Purchase Rights were issued pursuant to the Rights Agreement, dated as of November 19, 1999 (the "Rights Agreement"), between PacifiCare and ChaseMellon Shareholder Services, L.L.C., as rights agent. Pursuant to the Rights Agreement, the Preferred Share Purchase Rights were registered under the Exchange Act together with the associated shares of PacifiCare common stock but did not trade separately from such shares. Pursuant to the Merger Agreement, PacifiCare agreed that the Rights Agreement would not apply to the Merger and that the Preferred Share Purchase Rights would expire immediately prior to the effectiveness of the Merger. Accordingly, the Preferred Share Purchase Rights were extinguished on December 20, 2005.

As a result of the Merger, each share of PacifiCare common stock outstanding at the effective time of the Merger was converted automatically into the right to receive 1.1 shares of UHG common stock, plus $21.50 in cash, without interest (the "Merger Consideration"). PacifiCare stockholders received cash instead of fractional shares of UHG common stock that would have otherwise been issued as a result of the Merger. Approximately 99.2 million shares of UHG common stock were issued pursuant to the Merger Agreement. Under applicable provisions of Delaware law, PacifiCare stockholders had the right to dissent from the Merger and to obtain payment in cash of the fair value of their shares of common stock. However, no PacifiCare stockholders elected to exercise these appraisal rights in connection with the Merger. The total cash paid to PacifiCare's stockholders in exchange for their common stock pursuant to the Merger Agreement was approximately $1.9 billion. The shares of UHG common stock issued pursuant to the Merger were registered with the SEC on a Registration Statement on Form S-4 (Registration No. 333-127455).

Upon completion of the Merger, all PacifiCare stock options issued under PacifiCare benefit plans fully vested and were assumed by UHG and were converted into options to purchase shares of UHG common stock. Each substitute option is exercisable for, and represents the right to acquire, that whole number of shares of UHG common stock (rounded down to the next whole share where necessary) equal to the number of shares of PacifiCare common stock subject to such award multiplied by the option exchange ratio defined in the Merger Agreement. The exercise price of the substituted options was calculated by dividing the original option price immediately prior to the Merger by the option exchange ratio. UHG has filed a registration statement on Form S-8 following the Merger to register the shares underlying the substituted options.

All outstanding shares of PacifiCare common stock issued under PacifiCare benefit plans that were subject to forfeiture risk became fully vested as of the consummation of the Merger and, in full settlement thereof, were converted into the Merger Consideration. Restricted stock units and deferred stock units were fully vested as of the consummation of the Merger and, in full settlement thereof, became immediately distributable in the form of the Merger Consideration. All shares of PacifiCare common stock held in the 2001 Amendment and Restatement of the PacifiCare Health Systems, Inc. Savings and Profit-Sharing Plan (the "Plan") have been converted into the Merger Consideration. Participants in the Plan may no longer elect to invest in shares of PacifiCare or UHG, and UHG will not make contributions in the form of shares of UHG common stock. The Plan will be merged into the comparable UHG plan in the future.

As a result, upon completion of the Merger, PacifiCare had no securities outstanding other than its 3% Convertible Subordinated Debentures due 2032 (the "Debentures") which are described in greater detail below. The Debentures were initially issued and sold by PacifiCare on November 22, 2002 in a private placement in reliance on an exemption from registration under the Securities Act of 1933, as amended (the "Securities Act"), and the initial purchasers of the Debentures sold in that offering then resold the Debentures in offerings in reliance on an exemption from registration under the Securities Act provided by Rule 144A thereunder. PacifiCare subsequently registered the Debentures for resale pursuant to a registration statement on Form S-3 which was declared effective by the staff on February 12, 2003. The Debentures were not listed on a national securities exchange or quoted on the NASDAQ National Market ("NASDAQ").

Additionally, upon the effectiveness of the Merger, holders of the Debentures became entitled to receive the Merger Consideration upon the conversion of the Debentures in accordance with Section 10.16 of the Indenture, dated as of November 22, 2002, as supplemented (the "Indenture"), relating to the Debentures. In accordance with the terms of the Indenture, UHG acknowledged and assumed its obligation to deliver the Merger Consideration upon conversion of the Debentures by execution and delivery of a First Supplemental Indenture, dated as of December 20, 2005 (the "First Supplemental Indenture"), by and among PacifiCare, UHG, Point Acquisition and U.S. Bank National Association, as trustee (the "Trustee"). In addition, pursuant to the First Supplemental Indenture (and in accordance with Sections 5.1 and 5.2 of the Indenture), Point Acquisition assumed PacifiCare's obligations under the Indenture and the Debentures. No consent of Debenture holders was required or solicited in connection with the execution of the First Supplemental Indenture. A copy of the First Supplemental Indenture was attached as Exhibit 4.1 to PacifiCare's Current Report on Form 8-K filed with the SEC on December 27, 2005. At the effective time of the Merger, Point Acquisition changed its name to PacifiCare LLC. On December 30, 2005, pursuant to Section 3.8 of the Indenture, PacifiCare LLC gave a fundamental change notice to Debenture holders (the "Fundamental Change Notice") and made an offer to purchase Debentures at 100% of the principal amount of Debentures together with accrued and unpaid interest to, but excluding, January 31, 2006 (the "Put Option"). The Fundamental Change Notice was triggered by the consummation of the Merger and was sent to all Debenture holders. The Fundamental Change Notice set forth, among other things, (i) that following a Fundamental Change of PacifiCare (which had occurred on December 20, 2005 as a result of the consummation of the Merger), each Debenture holder had the right to have its Debentures repurchased in accordance with the terms of the Indenture at the purchase price described above, (ii) that in addition to being the subject securities of the Put Option, the Debentures were currently convertible into the Merger Consideration and (iii) other technical and administrative details. In connection with the commencement of the Put Option, PacifiCare LLC, UHG and the Trustee entered into a Second Supplemental Indenture, dated as of December 30, 2005 (the "Second Supplemental Indenture"), to make certain provisions of Section 3.7(a) and 3.9 of the Indenture consistent with Rule 13e-4 and Rule 14e-1 under the Exchange Act. Specifically, the Second Supplemental Indenture extended the period during which a holder of the Debentures may (a) withdraw Debentures surrendered to PacifiCare LLC in the event of a repurchase of Debentures by PacifiCare LLC at the option of such holder on (i) a scheduled purchase date ("Scheduled Put") or (ii) a fundamental change with respect to PacifiCare LLC ("Fundamental Change Put") and (b) surrender Debentures to PacifiCare LLC in the event of a Scheduled Put. Under the Second Supplemental Indenture, in the event of a Scheduled Put or a Fundamental Change Put, a holder may withdraw its surrender of Debentures at any time prior to the close of business on the relevant purchase date, in each case by following the procedures set forth in the Indenture. In addition, the Second Supplemental Indenture provides that a holder who surrenders Debentures to PacifiCare LLC in the event of a Scheduled Put may surrender such Debentures from the opening of business on the date that is 20 business days prior to the relevant purchase date until the close of business on such purchase date. No consent of Debenture holders was required or solicited in connection with the execution of the Second Supplemental Indenture. A copy of the Second Supplemental Indenture was attached as Exhibit 4.1 to PacifiCare's Current Report on Form 8-K filed with the SEC on December 30, 2005.

PacifiCare LLC amended the Fundamental Change Notice on January 5, 2006 to include an alternative offer (the "Conversion Offer") to pay Debenture holders a fee in exchange for (i) conversion by such holders of their Debentures in accordance with the terms of the Indenture, and (ii) consent of such holders to an amendment to the Indenture (the "Amendment") that would permit PacifiCare LLC to provide the Trustee with reports of UHG filed under the Exchange Act in lieu of separate reports relating only to PacifiCare LLC. Holders of $90,692,000 principal amount of Debentures, representing approximately 91% of the outstanding Debentures, accepted the Conversion Offer alternative and validly converted their Debentures and delivered consents to the Amendment. PacifiCare LLC, UHG and the Trustee entered into a Third Supplemental Indenture, dated as of February 1, 2006, to the Indenture, in order to effect the Amendment. A copy of the Third Supplemental Indenture was attached as Exhibit 4.1 to PacifiCare's Current Report on Form 8-K filed with the SEC on February 1, 2006. Debentures held by Debenture holders who elected not to surrender their Debentures before the expiration of the Conversion Offer and the Put Option (and who therefore did not consent to the Amendment) remain outstanding but are subject to the provisions of the Indenture, as amended and supplemented by the Third Supplemental Indenture.

Subject to the Staff's concurrence with the request set forth in this letter, PacifiCare LLC intends to file a Form 15 with the SEC on behalf of PacifiCare to deregister the PacifiCare common stock, including the related Preferred Share Purchase Rights, under Section 12(g) of the Exchange Act and to suspend PacifiCare's duty to file reports under Section 15(d) of the Exchange Act pursuant to Rule 12h-3 with respect to the PacifiCare common stock, the related Preferred Share Purchase Rights and the Debentures.

II. Registration Statements Effective and Outstanding

Prior to the Merger, PacifiCare had on file with the SEC five registration statements on Form S-3 (the "Pre-2005 Form S-3s") and eleven registration statements on Form S-8 (the "Pre-

2005 Form S-8s"), all of which were made effective prior to January 1, 2005, but were automatically updated during fiscal year 2005 for purposes of Section 10(a)(3) of the Securities Act with the filing of PacifiCare's Annual Report on Form 10-K. In addition, on August 11, 2005, PacifiCare filed with the SEC a registration statement on Form S-8 (the "August 2005 Form S-8").

PacifiCare Form S-3s:

The following describes the PacifiCare Pre-2005 Form S-3s:

- Form S-3 filed August 12, 2003 (file no. 333-107891) – registered a $600 million universal shelf[1] from which the only securities that have been sold are common stock. This S-3 was declared effective in 2003 and the last sale of common stock under this S-3 occurred on November 13, 2003.

- Form S-3 filed January 31, 2003 (file no. 333-102909) – registered the resale of the Debentures and the underlying common stock from which Debentures have been sold. This S-3 was declared effective in 2003 and the last sale under this S-3 occurred on August 8, 2003.

- Form S-3 filed December 10, 2001 and amended on Form S-3/A filed December 17, 2001 (file no. 333-74812) – registered six million shares of common stock pursuant to a registration statement registering the resale by selling shareholders from which common stock has been sold. This S-3 was declared effective in 2001 and the last sale under this S-3 occurred on May 1, 2002.

- Form S-3 filed July 16, 1999 (file no. 333-83069) – registered six million shares of common stock pursuant to a registration statement registering the resale by selling shareholders from which no common stock has ever been sold. This S-3 was declared effective in 1999.

- Form S-3 filed May 20, 1998 and amended on Form S-3/A filed June 4, 1998 (file no. 333-53167) – registered a $250 million shelf containing senior debt securities from which no debt has been sold. This S-3 was declared effective in 1998.

PacifiCare has filed post-effective amendments to the Pre-2005 Form S-3s to remove from registration any unsold securities remaining under these filings.

PacifiCare Form S-8s:

All of the PacifiCare Form S-8s were filed with the SEC prior to January 1, 2005, except the August 2005 Form S-8. The Pre-2005 Form S-8s were filed by PacifiCare to register:

[1] The other securities registered on the universal shelf were: preferred stock, depository shares, warrants, debt securities, stock purchase contracts and stock purchase units.

common stock pursuant to its stock option plans and employee stock purchase plan,[2] common stock under its savings and profit-sharing plan[3] and deferred compensation obligations under its deferred compensation plan.[4] The August 2005 Form S-8 was filed to register shares of PacifiCare common stock, including the related Preferred Share Purchase Rights.[5]

PacifiCare has filed post-effective amendments to the Pre-2005 Form S-8s and the August 2005 Form S-8 to remove from registration any unsold securities remaining under these filings.

III. Exchange Act Reporting Obligations

UHG common stock is currently registered under Section 12(b) of the Exchange Act. PacifiCare's common stock, together with the related Preferred Share Purchase Rights, was initially quoted on NASDAQ and as a result, from December 4, 2001 to May 29, 2003, PacifiCare's common stock and such Preferred Share Purchase Rights were registered under Section 12(g) of the Exchange Act. Subsequently, PacifiCare's common stock and the related Preferred Share Purchase Rights were registered under Section 12(b) of the Exchange Act and from May 30, 2003 to January 16, 2006, PacifiCare's common stock, together with such Preferred Share Purchase Rights, was traded on the New York Stock Exchange (the "NYSE"). UHG common stock is currently listed on the NYSE.

In connection with the consummation of the Merger, on January 6, 2006, the NYSE filed with the SEC an application on Form 25 (the "Form 25") to remove the PacifiCare common stock from listing and registration thereon, pursuant to Rule 12d2-2(a)(3) under the Exchange Act. The Form 25 became effective on January 17, 2006. On March 2, 2006, the NYSE filed with the SEC a second application on Form 25 (the "Rights Form 25") to remove the related Preferred Share Purchase Rights, which had been inadvertently omitted from the Form 25 as filed, from listing and registration thereon. The Rights Form 25 indicated that it would become effective on March 15, 2006. PacifiCare LLC intends to file, on behalf of PacifiCare, a Form 15 to deregister, pursuant to Rule 12g-4(a)(1)(i) under the Exchange Act, the PacifiCare common stock, including the related Preferred Share Purchase Rights, registered under Section 12(g) of the Exchange Act and to suspend, pursuant to Rule 12h-3(b)(1)(i) under the Exchange Act, PacifiCare's reporting obligations under Section 15(d) of the Exchange Act with respect to the PacifiCare common stock, the related Preferred Share Purchase Rights and the Debentures. PacifiCare LLC will file such Form 15 only after obtaining the relief sought by this letter but on or

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[2] *See* PacifiCare Registration Statements on Form S-8 filed: August 20, 2004, August 12, 2003, July 3, 2002, October 24, 2001, August 13, 2001, November 3, 2000, August 17, 2000, March 20, 1998 and February 13, 1997.

[3] *See* PacifiCare Registration Statements on Form S-8 filed: January 30, 2004, December 14, 2001 and March 20, 1998.

[4] *See* PacifiCare Registration Statement on Form S-8 filed January 30, 2004.

[5] As described above, PacifiCare's shareholder rights plan terminated immediately prior to the effective time of the Merger and as a result, the Preferred Share Purchase Rights registered on the August 2005 Form S-8 were extinguished upon the consummation of the Merger.

before the due date of PacifiCare's Annual Report on Form 10-K for the year ending December 31, 2005.

In the absence of Rule 12h-3(c), PacifiCare would qualify for the suspension of reporting obligations pursuant to Rule 12h-3 under the Exchange Act. Rule 12h-3(c) states that Rule 12h-3 is unavailable for any class of securities for a fiscal year in which a registration statement relating to that class becomes effective under the Securities Act or is updated for purposes of Section 10(a)(3) through a company's Exchange Act filings. PacifiCare has filed Pre-2005 Form S-3s relating to common stock (including the related Preferred Share Purchase Rights) and Debentures (described above) and Pre-2005 Form S-8s relating to common stock (including the related Preferred Share Purchase Rights) and deferred compensation obligations (described above) which have been automatically updated in fiscal year 2005 for purposes of Section 10(a)(3) through PacifiCare's Exchange Act filings. PacifiCare also filed the August 2005 Form S-8 registering shares of common stock (including the related Preferred Share Purchase Rights) as described above. PacifiCare otherwise satisfies the requirements of Rule 12h-3, except that these filings bring PacifiCare within the auspices of Rule 12h-3(c), which would prevent PacifiCare from suspending its duty to file periodic reports under Section 15(d) without the relief sought in this letter.

IV. Discussion

We respectfully submit that PacifiCare should be able to rely on Rule 12h-3 to suspend its duty to file periodic reports under Section 15(d), notwithstanding the provisions of Rule 12h-3(c) for the following reasons: (1) PacifiCare meets the requirements of Rule 12h-3(a) and (b), (2) Section 15(d)'s purpose of providing current information to purchasers is not at issue in PacifiCare's situation, (3) the benefits of periodic reporting for PacifiCare do not outweigh the burdens of making such filings and (4) the SEC has frequently recognized in situations very similar to PacifiCare's that a literal reading of Rule 12h-3(c) is not always justified.

PacifiCare meets all requirements of Rule 12h-3(a) and (b) for the suspension of its duty under Section 15(d) to file reports required by Section 13(a). PacifiCare has filed all required reports for fiscal years 2003, 2004, 2005 and the interim period of 2006, including a Current Report on Form 8-K reporting the change in control pursuant to the Merger. In addition, each of its outstanding classes of securities are held by far less than 300 holders of record: no holders of PacifiCare common stock pursuant to any of the registration statements described above currently remain PacifiCare stockholders, because as a result of the Merger, there are no longer any shares of PacifiCare common stock outstanding and all of the outstanding common equity of PacifiCare LLC is held by UHG and, as described above, the Preferred Share Purchase Rights expired immediately prior to the effectiveness of the Merger. In addition, based on information supplied to us by the Trustee, the Debentures are currently held by only three holders of record, as calculated pursuant to Rule 12g5-1 under the Exchange Act. As a result, it is clear that PacifiCare meets the criteria for suspension of reporting, except for the application of Rule 12h-3(c).

The staff has repeatedly indicated that a literal reading of Rule 12h-3(c) is not always justified by public policy reasons. In the proposing release to revise Rule 12h-3, the SEC stated that the purpose of periodic reporting under Section 15(d) is "to assure a stream of current information about an issuer for the benefit of purchasers in the registered offering, and for the public, in situations where Section 13 of the Exchange Act would not otherwise apply" and that "this [Rule 12h-3(c)] limitation is in keeping with the philosophy reflected in Section 15(d) of the Exchange Act that generally the investing public should have available complete information about the issuer's activities at least through the end of the year in which it makes a registered offering." See Exchange Act Release No. 34-20263 (October 5, 1983) (the "Proposing Release"). These policy concerns are not at issue in PacifiCare's situation for several reasons. As a result of the Merger, described in more detail above, all of PacifiCare's common stock and deferred compensation obligations have been exchanged for the Merger Consideration and all of PacifiCare's outstanding options have been assumed and converted to UHG options exercisable for UHG common stock. As a result of the Merger, there are no longer any shares of PacifiCare common stock outstanding, UHG is the sole owner of the common equity of PacifiCare LLC and no options, warrants or rights to acquire PacifiCare equity remain outstanding. As described above, the Preferred Share Purchase Rights have expired. As to the Debentures that remain outstanding following the Merger and the Conversion Offer, holders electing to convert Debentures will only receive the Merger Consideration in accordance with the terms of the Indenture as described above. After the Conversion Offer, based on information supplied to us by the Trustee, the Debentures are currently held by only three holders of record and these holders of record (and any remaining beneficial owners of the Debentures) are no longer entitled to receive separate reports for PacifiCare under the terms of the Indenture. In addition, UHG is a publicly traded, reporting company, so the former PacifiCare holders will have all the current information they need regarding the UHG common stock which they now hold.

Additionally, no offers were made in the current fiscal year under the Pre-2005 Form S-3s and Pre-2005 Form S-8s; rather, these registration statements are fiscal year 2005 updates to past offerings. Some of these offerings have never been used for the sale of securities and in the case of all of the Pre-2005 Form S-3s, there has not been a sale in at least the past two years. In such cases and when the issuer is merging into another company, the concern about providing ongoing current information is not the same concern contemplated by the proposing release. We note that the staff has previously stated in similar circumstances that Rule 12h-3(c) is not intended to apply to normal course updating of registration statements on Form S-8 pursuant to Section 10(a)(3) of the Securities Act. See Letter to C. Michael Harrington (available January 4, 1985). PacifiCare has filed Post-Effective amendments to each of the Pre-2005 Form S-3s, Pre-2005 Form S-8s and the August 2005 Form S-8 to deregister any securities of PacifiCare that remain unsold. Accordingly, no investors will be able to purchase securities pursuant to these registration statements and require the protection of Section 15(d).

A further reason the PacifiCare no-action relief should be granted is because the purpose of Rule 12h-3 is to permit companies to suspend their reporting obligations when the securities are held by a small number of persons (less than 300 record holders). In the

Proposing Release, the SEC noted that the rule suspended the duty to file reports because "Congress recognized, with respect to Section 15(d), that the benefits of periodic reporting by an issuer might not always be commensurate with the burdens imposed." After the Merger, PacifiCare LLC's equity is held solely by UHG, no equity of PacifiCare is outstanding, the Preferred Share Purchase Rights have been extinguished and, based on information supplied to us by the Trustee, the Debentures are currently held by only three holders of record.

Finally, in several analogous cases, the staff has recognized that a literal reading of Rule 12h-3 can have unintended consequences and accordingly has taken a no-action position similar to that requested herein. See, e.g., Unocal Corp. (available October 21, 2005); 3333 Holding Corp., Centex Development Co. (available March 17, 2004); CoorsTek, Inc. (available August 14, 2003), PayPal, Inc. (available November 13, 2002); ConocoPhillips (available August 23, 2002); CoCensys, Inc. (available November 10, 1999); DiMark Inc. (available May 29, 1996); Amgen Boulder Inc. (available March 29, 1995); Dataproducts Corp. (available June 7, 1990); and Mtech Corporation (available January 19, 1988). In each of these cases, notwithstanding that a registration statement under the Securities Act had been declared effective under the fiscal year in question, the staff agreed with the position that Rule 12h-3(c) did not require an issuer to remain subject to the reporting requirements of Section 15(d) following a merger in which it became a wholly-owned subsidiary of another company and had no other publicly traded securities outstanding.

Therefore, because, following the Merger, PacifiCare no longer has any publicly traded securities and PacifiCare LLC has just one shareholder (UHG) and only three holders of record of Debentures which are convertible into UHG securities, it is contrary to the underlying policy of Rule 12h-3(c) to deny PacifiCare suspension of its reporting obligations under Rule 12h-3 simply because of the automatic update of the Pre-2005 Form S-3s and Pre-2005 Form S-8s and the effectiveness of the August 2005 Form S-8.

V. Conclusion

For the reasons discussed above, we respectfully request that the Staff advise us that it will not recommend enforcement action to the SEC if, under the circumstances described in this letter, PacifiCare LLC files a Form 15 on behalf of PacifiCare to suspend PacifiCare's reporting obligations under Sections 13(a) and 15(d) of the Exchange Act pursuant to Rule 12h-3 with respect to the PacifiCare common stock, the related Preferred Share Purchase Rights and the Debentures, including the suspension of PacifiCare's duty to file its Annual Report on Form 10-K for the year ending December 31, 2005. Alternatively, we request an exemption, pursuant to Section 12(h) of the Exchange Act, from any obligation of PacifiCare to file reports under the Exchange Act under the circumstances described herein.

If the Staff disagrees with any of the views expressed herein, we respectfully request an opportunity to discuss the matter with the staff prior to any written response to this letter. In accordance with footnote 68 of Release No. 337427 (July 1, 1997), we are transmitting one copy of this letter by email. For convenience, we are also transmitting one copy via facsimile. Any questions or comments may be directed to me at (612) 343-7962.

Sincerely,



Jonathan B. Abram